SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR HOLDINGS PLC

RESULTS OF ANNUAL GENERAL MEETING

HELD ON 22nd SEPTEMBER 2010

Ryanair Holdings plc confirmed that all of the resolutions considered and voted upon by shareholders at the Company's Annual General Meeting held today, Wednesday, 22nd September 2010 were approved. The full text of each resolution was included in the Notice of the Annual General Meeting of the Company circulated to shareholders and is also available on the Company's website at www.ryanair.com. Each of the Resolutions was passed by a show of hands and carried. Results of proxy votes are set out in the following table.

	Votes For		Votes Against		Total Votes*	Votes Withheld *	Total (Inc. Withheld)
	Number	%	Number	%
Resolution 1.	963,076,429	99.99%	138,111	0.01%	963,214,540	6,214,000	969,428,540
Resolution 2	969,427,464	100.00%	1,076	0.00%	969,428,540	0	969,428,540
Resolution 3A.	770,456,909	81.15%	178,932,848	18.85%	949,389,757	20,038,783	969,428,540
Resolution 3B.	968,857,639	99.94%	570,741	0.06%	969,428,380	160	969,428,540
Resolution 3C.	965,658,164	99.61%	3,770,376	0.39%	969,428,540	0	969,428,540
Resolution 4.	968,227,782	99.88%	1,199,758	0.12%	969,427,540	1,000	969,428,540
Resolution 5.	965,537,749	99.60%	3,889,311	0.40%	969,427,060	1,480	969,428,540
Resolution 6.	965,372,882	99.58%	4,054,183	0.42%	969,427,065	1,475	969,428,540
Resolution 7.	967,566,604	99.81%	1,857,552	0.19%	969,424,156	4,384	969,428,540
Resolution 8.	968,431,696	99.90%	994,877	0.10%	969,426,573	1,967	969,428,540

* As "Votes Withheld" are not votes in law, they are not taken into account in the calculation of the proportion of the votes For and Against or in the Total Votes shown.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 September 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary